UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT
Pursuant Regulation A of the Securities Act of 1933

January 15, 2025

(Date of Report (Date of earliest event reported))

Jamestown Invest 1, LLC
(Exact name of issuer as specified in its charter)

Delaware	83-1529368
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

675 Ponce de Leon Ave NE, 7th Floor, Atlanta, GA	30308
(Address of principal executive offices)	(ZIP Code)

(404) 490-4950
(Issuer’s telephone number, including area code)

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.
Net Asset Value (“NAV”) Per Share
On January 15, 2025, the Investment Committee of the Board of Directors of Jamestown Invest Manager, L.P. (the “Manager”) approved the NAV per share of the common shares of Jamestown Invest 1, LLC (the “Company”) of $10.95 as of December 31, 2024. The updated NAV per share will be effective on January 15, 2025 and will be effective until March 31, 2025, or within a commercially reasonable time thereafter.
NAV per share is calculated by taking the total value of the Company’s assets less the total value of the Company’s liabilities, divided by the number of the Company’s shares outstanding as of December 31, 2024. The Company’s NAV per share is calculated by an internal valuation process that reflects several components, as described in the Company’s Offering Circular “Description of our Common Shares—Valuation Policies.”
The Company’s NAV per share for the quarter ended December 31, 2024, increased by $0.17, from $10.78 to $10.95, compared to the quarter ended September 30, 2024, primarily due to an increase in the real estate valuation, as detailed below.
Real Estate Valuation - The current quarter-end valuation for Southern Dairies (the “Asset”) as of December 31, 2024 was $48.4 million, an increase of $400,000 or 0.83%, compared to the prior quarter valuation as of September 30, 2024 of $48.0 million.1 The increase in real estate value was due to contractual leasing momentum as further described in the Leasing Updates section.

Debt Valuation - An interest rate swap was put in place in April 2020 for $21.2 million of the $25.8 million principal loan amount and bears a fixed rate of 2.683% per annum through March 2025. The remaining balance bears a floating rate of SOFR + 1.63% for an all-in blended rate of 3.26% per annum.2,3 The value of the interest rate swap on the fixed portion of the loan decreased in value by approximately $180,000 due to the near-term swap maturity. The Manager is actively negotiating a two-year extension, which it intends to execute in advance of the loan maturity date.
Status of Our Public Offering
As previously discussed in the Offering Circular, the Company commenced its public offering pursuant to Regulation A (the “public offering”) of $50,000,000 in its common shares on November 27, 2019. Prior to commencing its public offering, the Company had raised $5,501,000 through a private placement.
As of December 31, 2024, the Company had raised public offering proceeds of $5,716,110 and had issued 552,129 common shares in the public offering. In total, the Company has raised $11,217,110 in offering proceeds and issued 1,102,299 common shares through both the private placement and the public offering, excluding any shares redeemed.
Fund Offering
The Manager stopped accepting new investments as of July 12, 2022.
To preserve liquidity for the upcoming loan maturity for Southern Dairies in March 2025, the Manager has elected not to declare distributions or process redemptions in Q4 2024. Given limited liquidity in the marketplace and increased cap rates, it is possible that a loan rebalancing payment may be required by the lender in order to extend the loan, thus the Manager is preserving liquidity. Future distributions and redemption requests will continue to be evaluated on a quarterly basis.

1 Shown at 100% Asset level. Jamestown Invest 1, LLC owns a 51% interest in the Asset.
2 The Company’s total outstanding principal balance of debt was $25,817,000 (100% Asset level), or $13,166,670 at its 51% ownership share as of December 31, 2024. Accordingly, the Company’s portfolio leverage ratio was 51.04% as of December 31, 2024 (calculated as the Company’s share of outstanding debt of $13,166,670 divided by its share of gross asset value of $25,797,517).
3 Of the Company’s total $25,817,000 debt balance (100% share), $21,240,000 bears an all-in interest rate of 2.683% per annum fixed by an interest rate swap, and $4,577,000 bears floating rate interest at SOFR plus 1.63%. Accordingly, the total weighted average interest rate was 3.26% per annum based on rates as of December 31, 2024.

Asset Management Update - Southern Dairies @ Ponce City Market
Leasing Updates
As of December 31, 2024, the Asset was 96.4% leased with a weighted average lease term of 5.7 years. The Manager executed a new lease for the move-in ready suite (4,944 SF; 5.8% of gross leasable area), a 5-year renewal with an existing tenant (4,967 SF; 5.8% of gross leasable area), and is actively marketing a recently vacated suite (3,015 SF; 3.6% of gross leasable area) to both long and short-term users to increase cash flow at the Asset. Physical occupancy remains consistent with prior quarters, with approximately 60% of office tenants attending in person per day.
Parking
For the year ended December 31, 2024, the Asset generated approximately $434,000 in parking revenue, a 30.0% increase compared to the year ended December 31, 2023. The increase in parking revenue is attributed to three existing tenants who collectively leased an additional 22 parking spaces and an increase in transient parking rates by $1 per hour on the weekends, despite transient parking counts decreasing by approximately 5,000 visitors over prior year.
Property Activations

In October, Bee Downtown hosted a beehive tour where tenants were able to enjoy a one-of-kind, hands on experience with our very own Southern Dairies bees. During the tour, the participants zipped up in a full bee suit, learned how to carefully open a hive, used a smoker, and maneuvered frames, all while learning about how honeybees are vital to our agricultural system.

In December, along with several tenant specific holiday parties, Property Management hosted a holiday mixer with appetizers and beverages for all tenants that was catered by a Ponce City Market restaurant.

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jamestown Invest 1, LLC
By:	/s/ Matt Bronfman
Name:	Matt Bronfman
Title:	Chief Executive Officer

Date:	January 15, 2025

Safe Harbor Statement
This Current Report on Form 1-U contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates, (ii) changes in global financial markets and interest rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, dispositions and development of properties, (v) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (vi) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (vii) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (viii) environmental uncertainties, including risks of natural disasters, and (ix) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated September 24, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on September 24, 2021 (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.
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